PE
3-1-02

02020442

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

helsinki 17788 v1

UPM-KYMMENE CORPORATION Stock exchange release 11 March, 2002 at 9:30 am

UPM-KYMMENE'S FINANCIAL STATEMENTS IN ACCORDANCE WITH U.S.GAAP

The Group's consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") differ in certain material respects from Finnish accounting practice ("Finnish GAAP").

The Group's profit in 2001, in accordance with Finnish GAAP amounted to EUR 955 million (2000: EUR 1,366 million) and in accordance with U.S. GAAP to EUR 880 million (EUR 1,367 million). In accordance with Finnish GAAP, basic earnings per share in 2001 were EUR 3.85 (2000: EUR 4.77) and in accordance with U.S. GAAP EUR 3.55 (EUR 5.32).

In accordance with Finnish GAAP, the shareholders' equity as at December 31, 2001 amounted to EUR 6,810 million (2000: EUR 6,156 million) and in accordance with U.S. GAAP to EUR 7,493 million (EUR 7,157 million).

The Group's profit and shareholders' equity in accordance with Finnish GAAP and U.S. GAAP are reconciled in the following tables

Reconciliation of profit, MEUR	Year ended December 31, 2001	2000
	- Unaudited-	
Profit in accordance with Finnish GAAP	955	1,366
Business combinations	(60)	85
Sale-leaseback transactions	(2)	(9)
Capitalization of interest	(6)	(14)
Employee benefits	1	(14)
Derivative financial instruments	(15)	14
Share warrants	(5)	(21)
Restructuring costs	10	-
Other	14	-
Deferred taxes	6	(48)
Deferred tax effect of U.S. GAAP adjustments	1	8
Net income before cumulative adjustment due to change in accounting principles	899	1,367
Cumulative adjustment related to SFAS 133 adoption, net of taxes	(19)	-
Net income in accordance with U.S. GAAP	880	1,367
Earnings per share, EUR		
Basic earnings per share accordance to Finnish GAAP	3.85	4.77
Diluted earnings per share accordance to Finnish GAAP	3.81	4.70
Basic earnings per share accordance to U.S. GAAP	3.55	5.32
Diluted earnings per share accordance to U.S. GAAP	3.51	5.25
Basic weighted average number of shares (thousands)	247,892	256,817

Diluted weighted average number of shares (thousands)	251,992	261,144

Reconciliation of shareholders' equity, MEUR	As of December 31, 2001	2000
	-Unaudited-	
Shareholders' equity in accordance with Finnish GAAP	6,810	6,156
Business combinations	1,301	1,297
Revaluations	(737)	(737)
Sale-leaseback transactions	(217)	(215)
Capitalization of interest	114	120
Associated company share exchange	46	46
Other shares and holdings	432	1,182
Employee benefits	(189)	(173)
Derivative financial instruments	(23)	19
Treasury shares	(38)	(279)
Restructuring costs	10	[illegible]
Other	8	5
Deferred taxes	(194)	(200)
Deferred tax effect of U.S. GAAP adjustments	170	(64)
Shareholders' equity in accordance with U.S. GAAP	7,493	7,157

Business combinations

Certain significant business combinations accounted for by the pooling of interests method under Finnish GAAP are required to be accounted for by the purchase method under U.S. GAAP. The more restrictive conditions for pooling of interests accounting under U.S. GAAP which impacted the accounting treatment for such business combinations included post-combination asset disposals, the independence of the combining companies and pre-combination changes in equity interests.

The adjustment from Finnish GAAP to US GAAP also relates to differences in (i) the valuation of purchase price consideration and (ii) the methods of purchase price allocation.

Revaluations

As permitted under Finnish GAAP, revaluations are possible under certain circumstances. U.S. GAAP generally does not allow such revaluations except in certain respects involving business combinations.

Sale-leaseback transactions

Under Finnish GAAP, certain significant transactions have been accounted for under the sale-leaseback method whereby a sale is recorded, the asset is removed from the balance sheet, the gain or loss is recognized in the profit and loss account, and the leaseback is accounted for as an operating lease. Due to the Group's continuing involvement with such assets, certain of these sale-leaseback transactions are classified as financing arrangements under U.S. GAAP whereby the assets continue to be accounted for in accordance with the Group's normal accounting policies and rental payments are applied to the principal of the related liability and interest expense.

Capitalization of interest

Under Finnish GAAP, the Group generally expenses interest costs incurred in connection with the construction of qualifying assets. U.S. GAAP requires that such interest costs be capitalized and amortized over the life of the assets.

Associated company share exchange

In 1999, an associated company of the Group participated in a share exchange with a third party. Under Finnish GAAP, the Group recorded the shares received in this exchange at book value. Under US GAAP, the shares received in this exchange are recorded at fair value with the resulting gain being recorded in the income statement.

Other shares and holdings

Under Finnish GAAP, marketable investments are recorded at cost and are classified in investments held as non-current assets and stocks. Unrealised gains are generally not recognized until realized. Under U.S. GAAP, such investments with readily determinable market values are classified as available-for-sale securities as a separate balance sheet line item within non-current assets. Such investments are reported at fair value, with unrealised gains and losses excluded from earnings and reported, net of applicable taxes, in a separate component of shareholders' equity.

Employee benefits

The Group operates a mixture of pension schemes. Both in Finland and abroad, pensions are arranged in part through pension insurance companies, in part through the Group's own pension funds and partly directly by the Group. For purposes of Finnish GAAP, pension expense is recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits.

Derivative financial instruments

Under Finnish GAAP, the Group records currency and commodity derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid. Currency derivatives related to balance sheet items are marked to market. Payments on interest rate derivatives are recorded in the profit and loss account together with interest payments on related debts according to the accrual method. Under U.S. GAAP all derivatives are recognized on the balance sheet at their fair value. Except for certain interest rate derivatives, the Group has not designated any of its derivative instruments as qualifying hedge instruments under U.S. GAAP. Accordingly, changes in fair values of these instruments have been recorded in the profit and loss account. Under U.S. GAAP the Group has designated certain interest rate swaps as hedges of the fair value of recognized liabilities. Changes in the fair value of these derivatives along with changes in the fair value of the hedged liabilities that are attributable to the hedged risk are recorded in the profit and loss account.

Share warrants

Under Finnish GAAP, the Group does not recognise compensation expense for share warrants granted. Under U.S. GAAP, compensation expense associated with warrants granted to employees, is measured based on the difference between the quoted market price of the Company's shares at the end of each reporting period and the current exercise price of each warrant. Changes in the quoted market price impact the compensation expense recognized until the final exercise price is known.

Treasury shares

Under Finnish GAAP, the Group records treasury shares as non-current assets. Under U.S. GAAP, those shares are recorded as a reduction from shareholders' equity.

Restructuring costs

Under Finnish GAAP, the estimated costs of employee termination are accrued when the restructuring plan is adopted. Under U.S. GAAP, these costs are recorded in the period the benefits are communicated to the employees among other conditions. Accordingly, the related accrual has been reversed for U.S. GAAP purposes.

Deferred taxes

Under Finnish GAAP, deferred taxes have not been provided on unremitted earnings of associated companies and certain purchase accounting differences. Under U.S. GAAP, deferred tax assets and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities other than goodwill arising on the purchase of shares.

Cumulative change in accounting principles

Under U.S. GAAP, on January 1, 2001 the Group adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137 and SFAS 138. Accordingly, all derivatives have been recorded at fair value in the Group's balance sheet. The difference between certain derivatives' previous carrying amount and their fair values has been reported as a transition adjustment. The Group has also recognized offsetting gains and losses on hedged liabilities by adjusting their carrying amounts at that date. Certain deferred amounts on derivative instruments that were previously reported independently as assets in the Group's balance sheet at the date of initial application have been derecognized and reported as part of the transition in the profit and loss account.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2002

UPM-KYMMENE CORPORATION

By: ______________________
Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations